Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM AWARDED IMPORTANT DESIGN WIN
FROM TIER-1 NETWORK MONITORING
PLAYER FOR TIME STAMPING/PACKET
PROCESSING CARD

- PO’s to Date From This New Customer: $500K For Current Design
Win & for 2nd Card In Evaluation -

KFAR SAVA, Israel— May 09, 2016 - Silicom Ltd. (NASDAQ: SILC) today announced that it has been awarded its first Design Win from a Tier-1 Network Monitoring company, a new customer for the Company. This Design Win is for Silicom’s 40 GBPS Time Stamping and Packet Processing card, representing the successful conclusion of a multi-year evaluation and product definition process that was carried out by the combined team of Silicom and Fiberblaze, the Application Acceleration company that Silicom acquired in late 2014.

To date, the customer has placed orders totaling approximately $500,000 for both the product for which it has awarded the Design Win and for another Time Stamping product which is currently in the process of evaluation, indicating its intention to design-in this additional product, following full compliance with the customer’s requirements. In parallel, the customer continues to evaluate additional Silicom products based on a variety of technologies and speeds. As such, Management believes that this customer will give Silicom many additional Design Wins over time, and that it will eventually become a multi-million dollar account.

“We are very pleased to begin a relationship with another high-potential new client – an additional customer who we believe will grow strongly over time,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “To achieve this first Design Win, the customer carried out an extremely thorough evaluation and product definition process, examining every aspect of our organization as well as the specific advantages of our technologies over a period of several years. This demonstrates - once again - that while our initial sales cycles are long, they can result in important wins with significant long-term growth potential.”

Mr. Orbach continued, “We look forward to working closely with the client to assure total satisfaction with our products and services, transforming them into a strong reference account that will lead to additional wins while enhancing our understanding of the Network Monitoring market’s emerging requirements.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com